CERTIFICATE  OF TRUST OF

CAPITAL GUARDIAN FUNDS TRUST

This Certificate of Capital Guardian Funds Trust, a statutory trust (the "Trust"), executed by the undersigned trustee, and filed under and in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. sec. 3801 et seq.) (the "Act"), sets forth the following:

FIRST:  The name of the Trust formed hereby is Capital Guardian Funds Trust.

SECOND:    The address  of  the  registered office  of the  Trust in  the  State of  Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.  The name of the  Trust's registered agent at such address is Corporation Service Company.

THIRD:  In accordance with Section 3807 of the Act, the Trust formed hereby is or will become an investment company registered under the Investment Company Act of 1940, as amended (15 U.S.C. sec.80a-1 et seq.).

FOURTH:   Pursuant to and in accordance with Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series created as provided in Section 3806(b)(2) of the Act, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated  with such series only, and not against the assets of the  Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of Capital Guardian Funds Trust, has duly executed this Certificate of Trust on this 28th day of October, 2013.

141833.001Ol/7301550v.1